CHAPMAN AND CUTLER LLP                                    111 WEST MONROE STREET
                                                         CHICAGO, ILLINOIS 60603


                                 April 4, 2016

VIA EDGAR CORRESPONDENCE
------------------------

Karen Rossotto
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


      Re:      First Trust Exchange-Traded AlphaDEX(R) Fund (the "Trust")
                           File Nos. 811-22019 and 333-140895
               ----------------------------------------------------------


Dear Ms. Rossotto:

      This letter responds to your comments, provided by telephone on March 14, 2016, regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded AlphaDEX(R) Fund (the "Trust") with the Securities and Exchange Commission (the "Commission") on February 3, 2016 (the "Registration Statement"). The Registration Statement relates to the First Trust Large Cap Core AlphaDEX(R) Fund, First Trust Mid Cap Core AlphaDEX(R) Fund, First Trust Small Cap Core AlphaDEX(R) Fund, First Trust Large Cap Value AlphaDEX(R) Fund, First Trust Large Cap Growth AlphaDEX(R) Fund, First Trust Multi Cap Value AlphaDEX(R) Fund, First Trust Multi Cap Growth AlphaDEX(R) Fund, First Trust Mid Cap Growth AlphaDEX(R) Fund, First Trust Mid Cap Value AlphaDEX(R) Fund, First Trust Small Cap Growth AlphaDEX(R) Fund, First Trust Small Cap Value AlphaDEX(R) Fund and First Trust Mega Cap AlphaDEX(R) Fund (each a "Fund" and collectively, the "Funds"), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

      Please also note that to the extent that your previous comments to recently filed registration statements for the First Trust family of open-end and exchange-traded funds were applicable, we have made the corresponding changes to the prospectus and statement of additional information of these Funds.

Karen Rossotto
April 4, 2016
Page 2



COMMENT 1 - ANNUAL FUND OPERATING EXPENSES - ALL FUNDS

      With respect to footnotes 1 and 2 to the Annual Fund Operating Expenses table, confirm that the Funds will not pay 12b-1 fees or terminate the Expense Cap for at least one year from the date of this prospectus.

RESPONSE TO COMMENT 1

      In accordance with this comment, footnotes 1 and 2 will reflect a date that is at least one year from the date of this prospectus.

COMMENT 2 - PORTFOLIO TURNOVER - ALL FUNDS

      Many of the Funds have a high rate of portfolio turnover, especially for index tracking funds. Explain the reason for this high turnover and include disclosure in the Principal Investment Strategies and Principal Risks sections regarding active trading. Consider moving the first sentence of Portfolio Turnover Risk to the Principal Investment Strategies section.

RESPONSE TO COMMENT 2

      The Indices rebalance and reconstitute quarterly and follow a fundamental selection and weighting methodology; therefore, turnover is expected to be higher than indices with a pure market cap weighted methodology. The prospectus has otherwise been revised in accordance with this comment.

COMMENT 3 - EXPENSE EXAMPLE - ALL FUNDS

      Confirm that the expense example takes into account the fee waiver and termination thereof.

RESPONSE TO COMMENT 3

      The expenses presented do take into account the fee waiver and its termination on the date specified in the prospectus.

COMMENT 4 - PRINCIPAL INVESTMENT STRATEGIES - ALL FUNDS

      Consider disclosing the market cap range of the securities included in the Index.

Karen Rossotto
April 4, 2016
Page 3



RESPONSE TO COMMENT 4

       The prospectus has been revised in accordance with this comment.

COMMENT 5 - PRINCIPAL INVESTMENT STRATEGIES - ALL FUNDS

      The disclosure states that each Index is "reconstituted and rebalanced on a quarterly basis." Provide an explanation of the meaning of "reconstituted and rebalanced."

RESPONSE TO COMMENT 5

      "Reconstituted and rebalanced" refers to the Index Provider's process of running each Index's methodology and reallocating securities and their weights within the Index accordingly.


COMMENT 6 -  PRINCIPAL INVESTMENT STRATEGIES - ALL FUNDS

      Disclose how the securities selected by the Index generate "positive alpha" and how the Index methodology achieves this.

RESPONSE TO COMMENT 6

      The following disclosure has been added to each Fund's Principal Investment Strategies section: "The Index attempts to generate by positive alpha by identifying stocks based on three factors: value, momentum and size."

COMMENT 7 -  PRINCIPAL INVESTMENT STRATEGIES - ALL FUNDS

      Revise step 4 to clarify what constitutes the "selected stocks."

RESPONSE TO COMMENT 7

       The prospectus has been revised in accordance with this comment.

COMMENT 8 - PRINCIPAL RISKS - ALL FUNDS

      The first four sentences of Market Capitalization Risk seem to describe strategy and not risks. Consider moving the disclosure to the Principal Investment Strategies section.

Karen Rossotto
April 4, 2016
Page 4



RESPONSE TO COMMENT 8

      The prospectus has been revised in accordance with this comment.

COMMENT 9 - AVERAGE ANNUAL TOTAL RETURNS - ALL FUNDS

      Move the broad-based securities market index above the specialized securities market index in the table.

RESPONSE TO COMMENT 9

      The prospectus has been revised in accordance with this comment.

COMMENT 10 - PRINCIPAL RISKS - FTA

      Consider moving the first sentence of Energy Risk to the Principal Investment Strategies section.

RESPONSE TO COMMENT 10

       The prospectus has been revised in accordance with this comment, as applicable.

COMMENT 11 - ANNUAL FUND OPERATING EXPENSES - UNITARY FEE FUNDS

      For the unitary fee Funds, remove footnote 2.

RESPONSE TO COMMENT 11

      The prospectus has been revised in accordance with this comment.

COMMENT 12 - PRINCIPAL INVESTMENT STRATEGIES - FMK

      Explain how the Index will function if the top 100 stocks in step 3 are not classified as "mega cap."

Karen Rossotto
April 4, 2016
Page 5



RESPONSE TO COMMENT 12

      For purposes of this Index, the Index Provider defines the mega cap universe as the 100 largest stocks by market capitalization in the NASDAQ US 500 Large Cap Index. The prospectus has been revised to reflect this.

COMMENT 13 - PRINCIPAL INVESTMENT STRATEGIES - FMK

      Disclose the market cap range of securities selected by the Index.

RESPONSE TO COMMENT 13

       The prospectus has been revised in accordance with this comment.

COMMENT 14 - PRINCIPAL INVESTMENT STRATEGIES - FMK

      Explain why this Fund is focused on information technology, but none of the large-cap Funds are likewise focused. Is this a part of the Fund's principal investment strategies?

RESPONSE TO COMMENT 14

      The references to information technology companies have been removed from the prospectus for FMK, as this is not a part of the Fund's principal investment strategies.

COMMENT 15 - PRINCIPAL RISKS - FMK

      Information Technology Companies Risk refers to "smaller and less experienced companies." Explain how this fits within the mega cap strategy.

RESPONSE TO COMMENT 15

         See response to Comment 14 above.


COMMENT 16 - ADDITIONAL INFORMATION ON THE FUNDS' INVESTMENT OBJECTIVES AND STRATEGIES

      Confirm that if a Fund invests in futures or derivative instruments, such investments will be valued at market and not notional value for purposes of the

Karen Rossotto
April 4, 2016
Page 6



Fund's 90% test. Also, consider whether these investments are a non-principal investment strategy requiring related risk disclosure.

RESPONSE TO COMMENT 16

      If a Fund invests in futures or derivative instruments, such investments will be valued at market and not notional value for purposes of the Fund's 90% test. These investments are not currently a part of the Funds' investment strategies.

COMMENT 17 - ADDITIONAL RISKS OF INVESTING IN THE FUNDS - TRADING ISSUES

      Include the disclosure discussed by telephone regarding the obligations of market makers and authorized participants.

RESPONSE TO COMMENT 17

      The prospectus has been revised in accordance with this comment.

COMMENT 18 - ADDITIONAL RISKS OF INVESTING IN THE FUNDS - NON-U.S. INVESTMENT

      Consider whether this disclosure is necessary or relevant for the Funds.

RESPONSE TO COMMENT 18

      The disclosure has been removed from the prospectus.

COMMENT 19 - NET ASSET VALUE

      Consider whether disclosure regarding valuation of non-U.S. securities should be included.

RESPONSE TO COMMENT 19

      The Funds will not hold non-U.S. securities.


                                     * * *

Karen Rossotto
April 4, 2016
Page 7



TANDY ACKNOWLEDGMENT

      In connection with the Trust's Registration Statement, the Trust acknowledges that;

      o it is responsible for the adequacy and accuracy of the disclosure in the filing;

      o staff comments or changes to disclosure in response to staff comments in the fillings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

      o the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

                                           Sincerely yours,

                                           CHAPMAN AND CUTLER LLP



                                           By: /s/ Morrison C. Warren
                                               ---------------------------------
                                                   Morrison C. Warren